UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

FS KKR Capital Corp.
(Name of Subject Company)

FS KKR Capital Corp.
(Names of Persons Filing Statement)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

302635 206
(CUSIP Number of Class of Securities)

Michael C. Forman

Chairman and Chief Executive Officer

FS KKR Capital Corp.

3025 JFK Boulevard, OFC 500

Philadelphia, PA 19104

(215) 495-1150

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen S. Sypherd General Counsel and Secretary FS KKR Capital Corp. 3025 JFK Boulevard, OFC 500 Philadelphia, PA 19104 (215) 495-1150	Eric S. Siegel, Esq. Clay Douglas, Esq. Dechert LLP Cira Centre 2929 Arch Street Philadelphia, PA 19104 Tel: (215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by FS KKR Capital Corp. (the “Company”), a Maryland corporation, with the Securities and Exchange Commission (the “SEC”) on May 12, 2026, as amended by Amendment No. 1 filed with the SEC on May 22, 2026, Amendment No. 2 filed with the SEC on June 2, 2026 and Amendment No. 3 filed with the SEC on June 5, 2026 (as amended, the “Schedule 14D-9”), relating to the tender offer by KKR Alternative Assets L.P. (the “Purchaser”), a Delaware limited partnership, to purchase up to $150,000,000 in aggregate amount of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price equal to $11.00 per Share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 2026 (as amended or supplemented to date, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented to date, the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on May 12, 2026, by the Purchaser (as amended or supplemented from time to time).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 14D-9. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule 14D-9.

ITEM 8.	ADDITIONAL INFORMATION

Item 8. “Additional Information” of the Schedule 14D-9 is amended and supplemented by adding the following disclosure immediately before the heading “Cautionary Statement Regarding Forward-Looking Statements”:

“Expiration of Offer Period/Preliminary Results

The Offer expired at 11:59 p.m., New York City time, on June 11, 2026. In connection with the expiration of the Offer, the Company has been advised by the Purchaser of the following preliminary results of the Offer:

•	Based on the preliminary count by the Depositary, a total of approximately 17,993,004 Shares were validly tendered and received, and not properly withdrawn at or before the Expiration Date.

•	In accordance with the terms and conditions of the Offer and based on the preliminary count by the Depositary, the Purchaser expects to accept for payment, at a purchase price of $11.00 per Share, 13,636,363 Shares validly tendered and not properly withdrawn at or before the Expiration Date, at an aggregate purchase price of approximately $149,999,993, excluding fees and expenses relating to the Offer.

•	Since the Offer is oversubscribed, the Purchaser expects to accept the Shares on a pro rata basis and has been informed by the Depositary that the preliminary proration factor for the Offer is 75.787%.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FS KKR Capital Corp.

By:	/s/ Stephen Sypherd
Name:	Stephen Sypherd
Title:	General Counsel and Secretary

Dated: June 12, 2026

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